SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2006
WASH, D.C.
209

SECUR[ITIES AND EXCHANGE COMMIS]SION

06006173

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 53730

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cascade Financial Management Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1512 Larimer Street Suite 250
(No. and Street)

Denver (City) CO (State) 80202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John Van Sant 303-292-1121
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wade J. Bowden & Company, CPAs, P.C.
(Name – *if individual, state last, first, middle name*)

3150 Highway 278, Suite 105, Covington, Georgia 30014
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 23 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Turner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cascade Financial Management Inc., as of February 27th, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Robyn A. Owens

Notary Public Exp 2/10/07

STATE OF COLORADO ROBYN A. OWENS NOTARY PUBLIC

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CASCADE FINANCIAL MANAGEMENT, INC.

CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005 AND INDEPENDENT AUDITORS' REPORT

Wade J Bowden & Company, P.C.

CASCADE FINANCIAL MANAGEMENT, INC.
AND ITS WHOLLY-OWNED SUBSIDIARY, CFMI INSURANCE AGENCY, LLC

Table of Contents

WADE J BOWDEN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT

CASCADE FINANCIAL MANAGEMENT, INC. and its
Wholly-Owned Subsidiary, CFMI Insurance Agency, LLC

We have audited the accompanying consolidated statement of financial condition of Cascade Financial Management, Inc. and its wholly-owned subsidiary, CFMI Insurance Agency, LLC, as of December 31, 2005, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cascade Financial Management, Inc. and its subsidiary as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wade J. Bowden & Company

Atlanta, Georgia
February 22, 2006

3150 HWY 278, SUITE 105
COVINGTON, GEORGIA 30014
PH 770-639-4637
FAX 678-868-1411
WBOWDEN@MINDSPRING.COM

CASCADE FINANCIAL MANAGEMENT, INC.
AND ITS WHOLLY-OWNED SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
December 31, 2005

ASSETS

CURRENT ASSETS:		
Cash (Note 1)	$	77,054
Cash deposits with clearing organizations		35,000
Receivable from broker-dealer and clearing organization (Note 2)		72,821
Prepaids:		
Insurance		3,077
Other		30,193
Total current assets		218,145
FURNITURE AND EQUIPMENT (Note 1)		71,458
Less accumulated depreciation		(31,601)
Furniture and equipment - net		39,857
OTHER ASSETS:		
Security deposits		14,423
Organizational costs, net of accumulated amortization of $14,878		4,116
Total other assets		18,539
TOTAL	$	276,541

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITY -		
Accounts payable and accrued liabilities	$	125,716
LONG-TERM LIABILITY -		
Deferred income taxes payable (Note 1)		1,500
STOCKHOLDERS' EQUITY:		
Common stock, no par value; 50,000 shares authorized, 175 issued and 155 shares outstanding		183,425
Deficit		(34,100)
Total stockholders' equity		149,325
TOTAL	$	276,541

See Independent Auditors' Report and
Notes to Consolidated Financial Statements.

CASCADE FINANCIAL MANAGEMENT, INC.

AND ITS WHOLLY-OWNED SUBSIDIARY

CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUES:		
Commissions (Note 5)	$	770,978
Investment advisory fees		847,672
Insurance fees		244,201
Other income		34,545
Interest		5,748
Total revenues		1,903,144
EXPENSES:		
Employee compensation and benefits		698,907
Commissions (Note 7)		544,350
Professional services		213,244
Rent (Note 5)		145,128
Insurance		75,891
Payroll and property taxes		51,087
Marketing and business development		39,380
Travel		38,690
Other expenses		32,566
Meals and entertainment		30,060
Registration and licensing		23,715
Training		21,104
Depreciation (Note 1)		10,960
Supplies		7,015
Amortization (Note 1)		3,799
Office		3,466
Contributions		1,930
Interest		240
Total expenses		1,941,532
NET LOSS		(38,388)

See Independent Auditors' Report and
Notes to Consolidated Financial Statements.

CASCADE FINANCIAL MANAGEMENT, INC.

AND ITS WHOLLY-OWNED SUBSIDIARY

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY FOR THE YEAR ENDED DECEMBER 31, 2005

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
BALANCES AT DECEMBER 31, 2004	175	$202,259	$ 4,288	$ 206,547
NET LOSS			<38,388>	<38,388>
REDEMPTION OF COMMON SHARES	<20>	<18,834>		<18,834>
BALANCES AT DECEMBER 31, 2005	155	183,425	<34,100>	149,325

See Independent Auditors' Report and
Notes to Consolidated Financial Statements.

CASCADE FINANCIAL MANAGEMENT, INC.
AND ITS WHOLLY-OWNED SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

OPERATING ACTIVITIES:		
Net loss	$	(38,388)
Adjustments to reconcile net income to net cash used by operating activities:		
Depreciation and amortization		14,759
Changes in assets and liabilities, net of effects from non-cash investing and financing activities:		
(Increase) decrease in assets:		
Receivable from broker-dealer and clearing organization		(626)
Prepaids		(6,484)
Security deposit		(7,500)
Increase (decrease) in liabilities:		
Accounts payable and accrued liabilities		(1,358)
Income taxes payable		(400)
NET CASH USED BY OPERATING ACTIVITIES		(39,997)
INVESTING ACTIVITIES -		
Purchases of furniture and equipment		(2,821)
FINANCING ACTIVITIES -		
Redemption of 20 shares of common stock		(18,834)
NET DECREASE IN CASH		(61,652)
CASH AT BEGINNING OF YEAR		138,706
CASH AT END OF YEAR	$	77,054

See Independent Auditors' Report and
Notes to Consolidated Financial Statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Cascade Financial Management, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers (NASD). The Company has offices in Denver, Ft. Collins, and Boulder, Colorado. The Company was incorporated as a Colorado Corporation in 2002.

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned single member LLC subsidiary, CFMI Insurance Agency, LLC. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including agency transactions and investment advisory. All material intercompany balances and transactions are eliminated in consolidation.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. The transactions recorded on a settlement-date basis are not materially different from the trade-date basis.

Investment Advisory Income

Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the terms of the agreements.

Income Taxes

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, using currently enacted tax laws and rates. The taxable loss was decreased by approximately $15,000 of non-deductible expense required for meals and entertainment for the year ending December 31, 2005. Due to a current year loss, at December 31, 2005, there is no current income tax liability. The deferred income tax liability was $1,500. The deferred income tax liability is due to temporary differences resulting from accelerated depreciation methods used for income tax purposes.

Depreciation and Amortization

Depreciation is provided on a straight-line basis using estimated useful lives of five to seven years. Amortization is on a straight-line basis using an estimated useful life of five years.

- Continued -

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

Estimates

The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the consolidated statement of cash flows, the Company defines cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

2. RECEIVABLE - CLEARING ORGANIZATION

The amounts receivable from the clearing organization for the year ended December 31, 2005 was $72,821. The Company clears all of its customer transactions through a broker-dealer independent of the Company on a fully disclosed basis.

3. PENSION PLAN

Effective in 2002, the Company implemented a 401(k) pension plan for all eligible employees. Employees are eligible to participate in the plan if they meet certain age limits, annual hours worked and length of employment requirements. Generally, employees could defer up to $12,000 in 2005. The employer has accrued $11,981 to be paid before the US income tax return is filed in 2006. The liability is reflected in accrued liabilities on the statement of financial condition. The expense is recorded as employee compensation and benefits on the statement of operations.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2005, the Company had net capital of $59,229, which was $9,229 in excess of its required net capital of $50,000. The Company's percentage of aggregate indebtedness to net capital was 194.6%.

- Continued -

5 COMMITMENTS

The Company has obligations under operating leases with initial non-cancelable terms in excess of one year. Aggregate annual rentals for office space and equipment at December 31, 2005 are listed below:

Year Ending December 31:	Facilities	Equipment		Total
2006	$ 101,157	$4,664	$	105,821
2007	87,685	4,664	$	92,349
2008	89,993	4,664		94,657
2009	92,300			92,300
2010	94,607			94,607
2011	96,915			96,915
Total	$ 562,657	$13,992	$	576,649

The Company has the option of renewing the office lease for one additional three-year term at the market rate at time of renewal, and the equipment lease for one additional one-year term. The aggregate expense for the year ended December 31, 2005 was $145,128.

6. CONSOLIDATED SUBSIDIARY

CFMI Insurance Agency, LLC is a Colorado Limited Liability Company (the LLC). All of the member interests are owned by the Company. The LLC was formed on May 10, 2002 to sell insurance policies.

The following is a summary of the balance sheet of the Company's consolidated subsidiary at year-end:

Assets	$882
Liabilities	782
Member equity	100

The assets of the subsidiary are readily available for protection of the Company's customers, broker-dealers, and other creditors, as permitted by Rule 15c3-1.

- Continued -

7. RELATED PARTY TRANSACTIONS

The Company has a broker relationship with Holmes and Turner Financial Services. The president of the Company is one of the owners of Holmes and Turner Financial Services. The Company recorded and paid $146,918.95 of commission expense in transactions with Holmes and Turner for the year ended December 31, 2005.

8. EXEMPTIVE PROVISION

The Company claims an exemption from SEC Rule 15c3-3 based on Section (k)(2)(ii) that all customer transactions are cleared through another broker-dealer on a fully disclosed basis. *The clearing broker is RBC Dain Rauscher, Inc.*

9. STOCK REDEMPTION

On November 15, 2005, the Company purchased all of the shares from one of the shareholders. The shareholder sold 100% of her holdings (20 shares) to the Company for $18,833 which is reflected on the statement of stockholders' equity as a redemption of common stock.

CASCADE FINANCIAL MANAGEMENT, INC.
AND ITS WHOLLY-OWNED SUBSIDIARY

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE

SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2005

	SCHEDULE 1
TOTAL STOCKHOLDERS' EQUITY QUALIFIED FOR NET CAPITAL	$ 149,325
ADD - Deferred income taxes	1,500
TOTAL CAPITAL	150,825
DEDUCTIONS AND/OR CHARGES:	
Nonallowable assets:	
Furniture and equipment - net	(39,857)
Organizational costs - net	(4,116)
Prepaid expenses	(33,200)
Security deposit	(14,423)
NET CAPITAL	59,229
AGGREGATE INDEBTEDNESS:	
Accounts payable and accrued liabilities	113,735
Deferred income taxes payable	1,500
Total aggregate indebtedness	115,235
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -	
Minimum dollar net capital requirement	50,000
Excess net capital	9,229
Excess net capital at 1,000 percent	47,706
Percentage of aggregate indebtedness to net capital	194.6%
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2005):	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	63,881
Audit adjustments to record additional expenses	(4,652)
NET CAPITAL PER ABOVE	$ 59,229

See Independent Auditors' Report

CASCADE FINANCIAL MANAGEMENT, INC.

AND ITS WHOLLY-OWNED SUBSIDIARY

CONSOLIDATING SCHEDULE OF FINANCIAL CONDITION
December 31, 2005

ASSETS	Cascade Financial Management, Inc.	CFMI Insurance Agency, LLC	Eliminations	Consolidated
CURRENT ASSETS:				
Cash (Notes 1 and 6)	$ 77,054			$ 77,054
Cash deposits with clearing organizations	35,000			35,000
Receivable from broker-dealer and clearing organization (Note 2)	72,821			72,821
Prepaids:				
Insurance	3,077			3,077
Other	30,193			30,193
Investment in CFMI Insurance Agency, LLC	100		(100)	
Total current assets	218,245	0	0	218,145
FURNITURE AND EQUIPMENT (Notes 1 and 6)	71,458			71,458
Less accumulated depreciation	(31,601)			(31,601)
Furniture and equipment - net	39,857	0	0	39,857
OTHER ASSETS:				
Security deposit	14,423			14,423
Organizational costs, net of accumulated amortization of $11,090	4,116	882	(782)	4,216
Total other assets	18,539	882	0	18,639
TOTAL	$ 276,641	882	882	276,641

LIABILITIES AND STOCKHOLDER'S EQUITY	Cascade Financial Management, Inc.	CFMI Insurance Agency, LLC	Eliminations	Consolidated
CURRENT LIABILITY -				
Accounts payable and accrued liabilities	$ 125,716			$ 125,716
LONG-TERM LIABILITY -				
Deferred income taxes payable (Note 1)	1,500			1,500
STOCKHOLDER'S EQUITY:				
Common stock, no par value; 50,000 shares authorized, 135 issued and outstanding	183,425			183,425
Retained earnings	(34,100)			(34,100)
Member equity		882	(882)	
Total stockholder's equity	149,325	882	(882)	149,325
TOTAL	$ 276,541	882	(882)	276,541

See Independent Auditors' Report

CASCADE FINANCIAL MANAGEMENT, INC.

AND ITS WHOLLY-OWNED SUBSIDIARY

CONSOLIDATING SCHEDULE OF OPERATIONS
December 31, 2005

	Cascade Financial Management, Inc.	CFMI Insurance Agency, LLC	Eliminations	Consolidated
REVENUES:				
Commissions (Note 8)	$ 770,978			$ 770,978
Investment advisory fees	847,672			847,672
Insurance fees	33,797	$ 210,404		244,201
Other income	34,545			34,545
Interest	5,748			5,748
Equity income from subsidiary				-
Total revenues	1,692,740	210,404	-	1,903,144
EXPENSES:				
Employee compensation and benefits	698,907			698,907
Commissions (Note 7)	366,928	177,422		544,350
Professional services	213,244			213,244
Rent (Note 5)	145,128			145,128
Insurance	75,891			75,891
Payroll and property taxes	51,087			51,087
Marketing and business development	39,380			39,380
Travel	38,690			38,690
Other expenses	32,566			32,566
Meals and entertainment	30,060			30,060
Registration and licensing	23,715			23,715
Training	21,104			21,104
Depreciation (Note 1)	10,960			10,960
Supplies	7,015			7,015
Amortization (Note 1)	3,499	300		3,799
Office	3,466			3,466
Contributions	1,930			1,930
Interest	240			240
Total expenses	1,763,810	177,722		1,941,532
INCOME BEFORE TAXES	$ (71,070)	$ 32,682		$ (38,388)

See Independent Auditors' Report

WADE J BOWDEN & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT ON INTERNAL CONTROL

REQUIRED BY
SECURITIES EXCANGE COMMISSION (SEC) RULE 17A-5
FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM
(SEC) RULE 15C3-3

Board of Directors
Cascade Financial Management, Inc

In planning and performing our audit of the financial statements of Cascade Financial Management, Inc. (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

3150 HWY 278, SUITE 105
COVINGTON, GEORGIA 30014
PH 770-639-4637
FAX 678-868-1411
WBOWDEN@MINDSPRING.COM

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wade J. Bowden & Company

Wade J Bowden & Company CPAs, P.C.
January 31, 2006

REPORT ON INTERNAL CONTROL

REQUIRED BY SECURITIES EXCANGE COMMISSION (SEC) RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM (SEC) RULE 15C3-3

Board of Directors
Cascade Financial Management, Inc

In planning and performing our audit of the financial statements of Cascade Financial Management, Inc. (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

WADE J BOWDEN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wade J. Bowden & Company

Wade J Bowden & Company CPAs, P.C.
January 31, 2006

3150 HWY 278, SUITE 105
COVINGTON, GEORGIA 30014
PH 770-639-4637
FAX 678-868-1411
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